UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.33/LP 000/COP-M0000000/2025

Jakarta,	October 20, 2025

To	:

Board of Commissioners of the Financial Services Authority

Attn. Chief Executive functioning as Capital Markets, Financial Derivatives, and Carbon Exchange Supervisor

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	The Signing of Conditional Spin-Off Agreement with PT Telkom Infrastruktur Indonesia ("TIF")

Dear Sir/Madam,

In compliance with the Financial Services Authority Regulation (“OJK”) No. 31/POJK.04/2015 concerning Disclosure of Material Information or Facts by Issuers or Public Companies, as lastly amended by Financial Service Authority No. 45 of 2024 on Development and Reinforcement of Issuers and Public Companies, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	The Signing of Conditional Spin-Off Agreement with PT Telkom Infrastruktur Indonesia ("TIF")
2.	Date	20 October 2025
3.	Description

The Company has signed Conditional Spin-Off Agreement with TIF on 20 October 2025 ("Conditional Spin-Off Agreement") in relation to the Company's plan to carry out a corporate restructuring and business transformation by way of partial spin-off of the Company's Wholesale Fiber Connectivity business and assets (“Proposed Transaction”). Under the Conditional Spin-Off Agreement, the value of the Proposed Transaction is in the amount of IDR 35,787,258,000,000 (thirty five trillion seven hundred eighty seven billion two hundred and fifty eight million Rupiah).

This Spin-off is intended so the company can enable a more focused business development, create added value, increase efficiency, and optimize the utilization of fiber optic network assets, thereby strengthening the Company’s position as a leading connectivity infrastructure provider in Indonesia. The Proposed Transaction also supports the national agenda in accelerating digital equality, increasing fixed broadband penetration, and ensuring the availability of reliable and high-quality connectivity across all regions of Indonesia.

Following the completion of the transaction, the Company’s shareholding composition in TIF will amount to 99.9999997% (ninety-nine point nine nine nine nine nine nine seven percent).

More detailed information on the Proposed Transaction can be seen in the summary of spin-off plan that will be announced by the Company.

4.	The Impact of the Events

Given that the Proposed Transaction carried out by the Company with TIF (that is a consolidated subsidiary of the Company with 99.999% ownership), no significant impact of the Proposed Transaction towards the financial conditions of the Company.

5.	Others

This transaction is a material transaction for the Company (as referred to in the Financial Services Authority Regulation No. 17/POJK.04/2020 regarding Material Transactions and Changes in Business Activities) and an affiliated party transaction (as referred to in the Financial Services Authority Regulation No. 42/POJK.04/2020 regarding Affiliated Party Transactions and Conflict of Interest Transactions or “POJK 42/2020”). However, the Proposed Transaction does not involve any conflicts of interest as referred to in POJK 42/2020.

The Company will also pay attention to and fulfill compliance and obligations arising from these regulations.

Thus, we submit this report. Thank you for your attention.

Best Regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary